UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Think Partnership Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
88409N101

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88409N101	SCHEDULE 13D	Page	3	of	12

1	NAME OF REPORTING PERSON: Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,385,671

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,385,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,385,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%[1]

14	TYPE OF REPORTING PERSON

	IA; OO
1 Based on 67,548,950 shares of common stock issued and outstanding.

CUSIP No.	88409N101	SCHEDULE 13D	Page	4	of	12

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,322,910

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,322,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,322,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%[2]

14	TYPE OF REPORTING PERSON

	HC; OO
2 Based on 67,548,950 shares of common stock issued and outstanding.

CUSIP No.	88409N101	SCHEDULE 13D	Page	5	of	12

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,322,910

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,322,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,322,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%[3]

14	TYPE OF REPORTING PERSON

	HC; OO
3 Based on 67,548,950 shares of common stock issued and outstanding.

CUSIP No.	88409N101	SCHEDULE 13D	Page	6	of	12

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,322,910

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,322,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,322,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%[4]

14	TYPE OF REPORTING PERSON

	HC; IN
4 Based on 67,548,950 shares of common stock issued and outstanding.

SCHEDULE 13D
     This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the SEC on March 13, 2008 (the “Schedule 13D”). Pursuant to this Amendment No. 1, Magnetar Investment Management (as defined below) becomes a Reporting Person.
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended to add the following information:
     (a) The persons filing this Amendment No. 1 are Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”), Magnetar Capital Partners, Supernova Management and Mr. Litowitz (collectively, the “Reporting Persons”).
     This Amendment No. 1 relates to the Shares held for the accounts of Magnetar Capital Master Fund, the Managed Accounts, SGR Fund 1 and SGR Fund 2.
     Magnetar Investment Management serves as investment adviser to the Managed Accounts, SGR Fund 1 and SGR Fund 2. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, SGR Fund 1 and SGR Fund 2.
     (b) The business address of Magnetar Investment Management is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Magnetar Investment Management is an SEC registered investment adviser and manager of private investment funds, including the Managed Accounts, SGR Fund 1 and SGR Fund 2.
     (d) Magnetar Investment Management has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Magnetar Investment Management has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Magnetar Investment Management was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Magnetar Investment Management is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     Schedule A to this Amendment No. 1 to the Schedule 13D reflects all transactions in the securities of the Company since the filing of the Schedule 13D. All funds used to purchase the securities of the Company set forth on Schedule A attached hereto on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds for the purchases reflected on Schedule A attached hereto was approximately $124,107.77. These amounts are in addition to the amounts previously reported.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following information:
     (a) (i) Magnetar Financial may be deemed to beneficially own 2,937,239 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 4.3% of the Shares, based on 67,548,950 Shares issued and outstanding. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of a warrant (the “Warrant”), (B) 693,144 Shares issuable upon exercise of an inducement warrant (“Inducement Warrant 1”) and (C) 346,572 Shares issuable upon exercise of a second inducement warrant (“Inducement Warrant 2,” and collectively with Inducement Warrant 1, the “Inducement Warrants”), in each case, held for the account of Magnetar Capital Master Fund. The terms of the Warrant and the Inducement Warrants each contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant or the Inducement Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% or 4.90%, respectively, of the Shares outstanding immediately after giving effect to such exercise (each such provision being a “Blocker”). As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 4,976,955 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 3,385,671 Shares. This amount consists of: (A) 3,190,631 Shares held for the account of the Managed Accounts, (B) 8,330 Shares held for the account of SGR Fund 1 and (C) 186,710 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 5.0% of the Shares, based on 67,548,950 Shares issued and outstanding.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 6,322,910 Shares. This amount consists of: (A) 2,937,239 Shares held for the account of Magnetar Capital Master Fund, (B) 3,190,631 Shares held for the account of the Managed Accounts, (C) 8,330 Shares held for the account of SGR Fund 1 and (D) 186,710 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 9.4% of the Shares, based on 67,548,950 Shares issued and outstanding. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,362,626 Shares.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,937,239 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 4,976,955.
          (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the (A) 3,190,631 Shares held for the account of the Managed Accounts, (B) 8,330 Shares held for the account of SGR Fund 1 and (C) 186,710 Shares held for the account of SGR Fund 2.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 6,322,910 Shares. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,362,626 Shares.
     (c) Except for the transactions described on Schedule A attached hereto, there have been no transactions in the Shares since the filing of the Schedule 13D.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended to add the following information:

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, and any amendment or amendments to the Schedule 13D. A copy of such agreement is attached hereto as Exhibit 99.10 and is incorporated by reference herein.
     On April 7, 2008, Magnetar Capital LLC (“Magnetar Capital”), on behalf of itself and its affiliates, entered into a Confidentiality Agreement with the Company pursuant to which the Company agreed to make available certain confidential, non-public and/or material or proprietary information to Magnetar Capital and its affiliates. A copy of such agreement is attached hereto as Exhibit 99.11 and is incorporated by reference herein. Pursuant to such agreement, Magnetar Capital, on behalf of itself and its affiliates, among other things, (i) acknowledged that to the extent any of the information disclosed pursuant to such agreement is material non-public information they will be restricted from trading in the Company’s securities and (ii) agreed not to use any of such information for any other purpose other than as permitted by such agreement, including, without limitation, in violation of federal securities laws or rules and regulations promulgated by the SEC.
     The descriptions of the agreements set forth in this Amendment No. 1 are qualified in their entirety by reference to the complete agreements, each of which is attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described in the Schedule 13D and this Amendment No. 1, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description

99.10	Joint Filing Agreement, dated as of April 9, 2008, among the Reporting Persons.

99.11	Confidentiality Agreement, dated as of April 7, 2008, between the Company and Magnetar Capital LLC and its affiliates.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2008

MAGNETAR INVESTMENT MANAGEMENT, LLC
By:	/s/ Doug Litowitz
Name: Doug Litowitz
Title: Counsel

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description

99.10	Joint Filing Agreement, dated as of April 9, 2008, among the Reporting Persons.

99.11	Confidentiality Agreement, dated as of April 7, 2008, between the Company and Magnetar Capital LLC and its affiliates.

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of the Schedule 13D. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the accounts of the Managed Accounts, SGR Fund 1 and SGR Fund 2

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
3/25/2008	59,348	0.6968	$41,353.69
3/27/2008	89,400	0.7232	$64,654.08
4/1/2008	20,000	0.9050	$18,100

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
3/24/2008	(78,215)	0.7144	$55,876.80

(1)	Excludes commissions and other execution-related costs.